15049417

Public

UNITEDSTATES
ESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mount Yale Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 17th Street, Suite 1400
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Sabre 952-897-5395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Michael J. Sabre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mount Yale Securities, LLC, as of December 31, 20 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deborah L. Janey
Notary Public, State of Minnesota
My Commission Expires
January 31, 2018

Michael J. Sabre
Signature

Chief Financial Officer
Title

Deborah L. Janey
Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mount Yale Securities, LLC

Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
Mount Yale Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Mount Yale Securities, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 26, 2015

Mount Yale Securities, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	64,270
Prepaid expenses		8,872
Total assets	$	73,142
Liabilities and Member's Equity		
Liabilities		
Due to affiliate	$	51,556
Total liabilities		51,556
Member's equity		21,586
Total liabilities and member's equity	$	73,142

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Mount Yale Securities, LLC (the Company), a wholly owned subsidiary of Mount Yale Capital Group, LLC (the Parent), is a registered introducing broker-dealer in securities under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a limited-service brokerage firm engaged in the private placement of securities, which commenced operations on April 7, 2003. The Company and its affiliates act as placement agents for various third party investment managers and earn fees based upon the level of assets invested with such managers. The Company also receives advisory fee income for acting as an agent and assisting counterparties in the sale of debt and equity securities and business assets.

Other affiliates wholly owned by the Parent include Mount Yale Asset Management, LLC (MYAM), Mount Yale Investment Advisors, LLC (MYIA), Mount Yale Portfolio Advisors, LLC (MYPA)), Mount Yale International, Ltd. (MYI), Mount Yale Premium Partners, LLC (MYPP) and Mount Yale Administrative Services, LLC (MYAS). MYAM is registered as an investment adviser with the Securities and Exchange Commission (SEC) and is a commodity pool operator and trading adviser with the Commodity Futures Trading Commission. MYIA and MYPA are investment advisory firms registered as investment advisers with the SEC. MYIA and MYPA provide advisory services to high net worth and institutional clients. MYAS provides administrative and accounting services to the company for day to day operations. The Company reimburses MYAS for direct labor, materials, supplies, overhead, and general and administrative expenses. The Company also pays MYAS commissions as described in *Note 2. Related-Party Transactions.*

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Nature of Operations and Significant Accounting Polices (Continued)

Income taxes: As a single member LLC, the Company does not file a separate income tax return. The Company's income or loss is included on the Parent's tax return. The Parent is treated as a partnership for income tax purposes. Federal and state income tax statutes require that the income or loss of a partnership be included in the tax returns of the member. For the year ended December 31, 2014, no income tax liability for uncertain tax positions has been recognized in the accompanying statement of financial condition.

The Company's Parent files income tax returns in U.S. federal jurisdiction, and various states. With few exceptions, the Parent is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2011.

Note 2. Related-Party Transactions

The Company and MYAS have entered into an administrative services agreement for MYAS to provide administrative, managerial, and accounting services, as well as joint use and sharing of office facilities, of which $4,241 is outstanding at December 31, 2014.

The Company and MYAS have entered into an agreement to compensate MYAS for certain private placements. The agreement requires the Company to pay commissions to MYAS ranging from 55% to 65% of placement fees collected under certain selling agreements.

In addition to the outstanding balance for expenses associated with the services agreement, at December 31, 2014 the Company has an outstanding balance to MYAS of $47,315 for professional fees paid by MYAS on behalf of the Company and commissions payable to MYAS.

For the year ended December 31, 2014, due to affiliates in the amount of $51,556 was comprised of $4,241 and $47,315 due to MYAS as mentioned above.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 4. Contingencies

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital and net capital requirements of $12,714 and $5,000, respectively. The net capital ratio was 4.06 to 1 at December 31, 2014. The net capital requirements may effectively restrict, among other things, equity distributions to the Parent.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued.